January 10, 2011
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Lauren Nguyen
Attorney-Advisor

Re:	Astronics Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Definitive Proxy Statement on Schedule 14-A Filed March 25, 2010 Commission file no. 000-07087
Dear Ms. Nguyen:
By this letter, Astronics Corporation (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual report on Form 10-K for the year ended December 31, 2009 filed with the Commission on March 1, 2010 and our Proxy Statement of Schedule 14A filed with the Commission on March 25, 2010. The comments of the Staff were set forth in a letter of comment dated December 29, 2010 (the “Staff Letter”). The Company’s responses to the comments set forth in the Staff Letter have been titled and numbered to correspond to those of the Staff Letter.
Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

January 10, 2011

Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 10
Compensation Discussion and Analysis, page 10
Staff Comment
1. We note your disclosure on page 10 that your compensation objective is to compensate your executive officers at a base level that is competitive with salaries near the average salaries paid by companies of similar size and nature. Furthermore, you state that you “may utilize market compensation data that is reflective of the markets in which [you] operate.” Please advise us as to whether benchmarking is material to your compensation policies and decisions. If so, please confirm that in future filings you will list the companies to which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Company Response:
1. Benchmarking to the compensation levels of other particular companies is not material to the Company’s compensation policies and decisions. However, the Company does consult data on similar sized companies. Currently, the Company reviews information assembled by Equilar, an independent consulting company, to discern what companies of a similar size and industry are providing. This data, together with their understanding of the markets in which the Company competes, is used by the Company’s Compensation Committee and Board of Directors in determining the base salary of its executive officers.
Staff Comment
2. We note your disclosure on page 10 that you provide an opportunity for your executive officers to earn additional compensation in the form of annual bonuses if individual and business performance goals are met and that you design long-term incentive plans to focus executive efforts on the long-term goals of the Company. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
Company Response
2. The Company’s incentive bonus policies and practices are not tied to specific, objective targets. The Board of Directors (in the case of the CEO) and the Compensation Committee (in the case of the other named executive officers) make a discretionary determination based upon a number of factors, including the performance of the Company, the performance of the individual, external compensation data provided by Equilar with respect to total compensation paid by similar sized companies to its executives, and available information with respect to the aerospace and defense industry. None of these factors is assigned a particular weight or preference. The Board of Directors and the Compensation Committee also rely on their respective knowledge of the markets in which the Company competes in making their determinations. The Company confirms that in future filings it will clarify its disclosure with respect to the determination of annual bonuses.

January 10, 2011

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly, ASTRONICS CORPORATION
By:	/s/ David C. Burney
David C. Burney
Vice President and Chief Financial Officer

cc:	John B. Drenning, Esq.
Robert J. Olivieri, Esq.
Michael Murray